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                                                                  EXHIBIT (a)(5)

                                [SYNAVANT LOGO]
                      3445 Peachtree Road, NE, Suite 1400
                             Atlanta, Georgia 30326
                                 (404) 841-4000

                                 April 18, 2003

Dear SYNAVANT Stockholder:

     We are pleased to inform you that on April 12, 2003, SYNAVANT Inc. ("SYNAVANT") entered into an Agreement and Plan of Merger (the "Merger Agreement") with CEGEDIM SA, a French corporation ("CEGEDIM"), and CEGEDIM's wholly owned subsidiary, Jivago Acquisition Corporation, a Delaware corporation (the "Purchaser").

     Under the terms of the Merger Agreement, the Purchaser is commencing today a tender offer to purchase all outstanding shares of SYNAVANT's common stock, par value $0.01 per share ("Common Stock"), at a price of $2.30 per share in cash, without interest. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, May 15, 2003. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions), the Purchaser will be merged with and into SYNAVANT, and all shares of Common Stock not purchased in the tender offer will be converted into the right to receive in cash the same price per share as paid in the tender offer.

     The SYNAVANT board of directors (the "Board") has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are advisable and in the best interests of the holders of Common Stock. Accordingly, the Board recommends that you accept the tender offer and vote to adopt the Merger Agreement (if a vote becomes required under applicable law).

     Enclosed with this letter is a Schedule 14D-9 containing the recommendation of the Board and explaining the reasons behind the recommendation, as well as the background to the transaction and other important information. Included as Annex A to our Schedule 14D-9 is the written opinion, dated April 12, 2003, of Alterity Partners, LLC, financial advisor to the Board, to the effect that, as of the date and based on and subject to the matters stated in such opinion, the $2.30 per share consideration to be received by SYNAVANT stockholders is fair, from a financial point of view, to the SYNAVANT stockholders.

     Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Purchaser's tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read and consider all of the enclosed materials carefully.

                                          Very truly yours,

                                          [/s/ WAYNE P. YETTER]

                                          Wayne P. Yetter
                                          Chairman and Chief Executive Officer